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centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

19 May, 2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Centrica sells British Gas Connections

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

May 19, 2005

Centrica sells British Gas Connections - DRAFT

Centrica plc today announced that it has agreed to sell British Gas Connections Limited (BGCL), its licensed gas transporter business, to [XXXXXX] for a consideration of £[X] million.

BGCL which owns and operates gas transportation networks, primarily to new housing developments, has connected assets serving 139,000 properties in the UK. The business also has a future order book of 35,000 connections which will be completed on behalf of the purchaser by British Gas' siteworks business, New Housing Connections.

British Gas will retain the siteworks business which manages the relationships required to support the sale of energy and related services to housing developers and new homeowners.

The sale of BGCL follows a strategic review of the business, which delivered operating profits of £3.9 million, turnover of £8.8 million and EBITDA of £6.4 million in 2004.

Enquiries:
Centrica Media Relations: 01753 494085
Centrica Investor Relations: 01753 494900